(A free translation of the original opinion in Portuguese on financial statements prepared in accordance with accounting practices adopted in Brazil)




Braskem S.A.
Financial Statements
at May 31, 2003
and Report of Independent Auditors

     (A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with accounting practices adopted in Brazil)

     Report of Independent Auditors


     June 25, 2003

     To the Board of Directors and Shareholders
     Braskem S.A.




1 We have audited the balance sheet of Braskem S.A. as of May 31, 2003 and the related statement of income for the five-month period then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with auditing standards applicable in Brazil which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation.

3 As mentioned in Note 2, the Company did not present the statement of changes in financial position or the statement of changes in shareholders' equity of Braskem S.A. for the five-month period ended May 31, 2003. Under accounting practices adopted in Brazil, these statements are required as an integral part of the financial statements.

     June 25, 2003
     Braskem S.A.


4 In our opinion, based on our audit, except for the failure to present the statements of changes in financial position and of changes in shareholders' equity referred to in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of Braskem S.A. at May 31, 2003 and the results of operations for the five-month period then ended, in accordance with accounting practices adopted in Brazil.

5 The management of OPP Quimica S.A., former indirect subsidiary merged into Braskem S.A. in March 2003, based on the decision of the Supreme Court
     (STF), recorded an Excise Tax (IPI) gain in the amount of R$ 1,030,125 thousand in results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 6 (i), management has concluded, based on the opinion of its legal advisors, that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6 As described in Note 14(c) to the financial statements, rescissory actions were filed against the Company and certain subsidiaries, which are intended to overturn final higher court judicial decisions which exempted them from paying the Social Contribution on Net Income, enacted by Law 7689/88. The outcome of this matter cannot presently be determined. In addition, as described in Note 17, the Company and its subsidiaries are parties to other judicial and administrative processes of a tax, civil and labor nature, including the lawsuit regarding the validity of clause 4 of the Collective Labor Agreement of SINDIQUIMICA, from which their managements do not expect significant losses in excess of the amounts already accrued for these matters. The financial statements of the Company and its subsidiaries do not include a provision for losses from eventual unfavorable outcomes to the social contribution and Clause 4 lawsuits.

     June 25, 2003
     Braskem S.A.


7 The Company and its subsidiaries belong to a group of companies comprising the Braskem Group and carry out material financial and commercial transactions at significant amounts with their shareholders, subsidiaries and other companies of the Braskem Group, in conformity with the terms described in Note 5 to the financial statements.

8 As described in Note 1(b) to the financial statements, at May 31, 2003, the Company has negative working capital in the amount of R$ 2,563,153 thousand and requires additional long-term resources to meet its short-term liabilities. Note 1(b) describes the plans of management and shareholders to provide the Company with the proper capital structure.

9 As described in Notes 8 and 10 to the financial statements, the Company recognized in its financial statements goodwill on the acquisition of investments based on the appreciation of fixed assets and the future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent appraisal reports and the financial projections prepared by management. The maintenance of the goodwill balances and the current amortization criteria in the financial statements for the coming years will depend upon the realization of the projected cash flows, income and expenses used by the appraisers in determining the future profitability of the investments.

     June 25, 2003
     Braskem S.A.


10 As described in Notes 1(c) and (d) to the financial statements, the Company is involved in a broad corporate reorganization process, as part of the overall reorganization of the Brazilian petrochemical industry, which was intended to give the industry a more adequate capital structure, greater profitability, competitiveness and scale. As part of this process, the Extraordinary General Meeting held on March 31, 2003 approved: (i) the partial spin-off of the subsidiary Odebrecht Quimica S.A., and the subsequent merger into the Company of the spun-off portion, representing the investment in OPP Quimica S.A.; (ii) the merger into the Company of the investees OPP Quimica S.A., Nitrocarbono S.A. and Economico S.A. Empreendimentos; and (iii) the capital increase of Odebrecht Quimica through the transfer of capital, by the Company, of its investments in Trikem S.A. and OPE Investimentos. The Company may undergo significant economic and/or corporate changes as a result of this restructuring process. The outcome of the reorganization process of the petrochemical industry will determine how the Company will continue its operations, including the management of its assets and liabilities.



     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "F" BA



     Marco Aurelio de Castro e Melo
     Partner
     Contador CRC 1SP153070/O-3 "S" BA

Braskem S.A.                                          (A free translation of the original in Portuguese
                                                      prepared in accordance with accounting
Balance Sheet at May 31, 2003                         practices adopted in Brazil)
In thousands of reais
-----------------------------------------------------------------------------------------------------------------------------------

Assets

Current assets
   Cash and banks                                                                                                        78,163
   Financial investments                                                                                                    490
   Marketable securities                                                                                                  6,891
   Trade accounts receivable                                                                                            912,830
   Inventories                                                                                                          697,705
   Taxes recoverable                                                                                                    269,672
   Notes receivable                                                                                                      17,074
   Dividends and interest on own capital receivable                                                                       9,947
   Other receivables                                                                                                     55,832
   Prepaid expenses                                                                                                      29,763
                                                                                                             -------------------

                                                                                                                      2,078,367
                                                                                                             -------------------

Long-term receivables
   Trade accounts receivable                                                                                             34,154
   Related companies                                                                                                  1,092,989
   Notes receivable                                                                                                      81,683
   Marketable securities                                                                                                 45,324
   Judicial deposits and compulsory loans                                                                               112,057
   Deferred income tax                                                                                                  144,759
   Taxes recoverable                                                                                                    661,992
   Inventories                                                                                                           59,833
   Advances for future capital increase                                                                                   6,687
   Other receivables                                                                                                     26,701
                                                                                                             -------------------

                                                                                                                      2,266,179
                                                                                                             -------------------

Permanent assets
   Investments
      Subsidiaries and jointly-controlled entities                                                                    4,418,455
      Associated companies                                                                                               26,068
      Other investments                                                                                                  14,200
   Property, plant and equipment                                                                                      3,554,374
   Deferred charges                                                                                                   1,683,372
                                                                                                             -------------------

                                                                                                                      9,696,469
                                                                                                             -------------------

Total assets                                                                                                         14,041,015
                                                                                                             ===================


Braskem S.A.

Balance Sheet at May 31, 2003
In thousands of reais                                                                                               (continued)
-----------------------------------------------------------------------------------------------------------------------------------


Liabilities and shareholders' equity

Current liabilities
   Suppliers                                                                                                          1,465,501
   Financing                                                                                                          2,109,719
   Debentures                                                                                                            38,944
   Salaries and payroll charges                                                                                          27,342
   Taxes, rates and social contributions payable                                                                         85,732
   Dividends proposed and interest on own capital payable                                                                 6,669
   Advances for purchase of credit rights                                                                               108,346
   Advances from customers                                                                                              260,969
   Notes payable                                                                                                        430,852
   Other payables                                                                                                       107,446
                                                                                                             -------------------

                                                                                                                      4,641,520
                                                                                                             -------------------

Long-term liabilities
   Suppliers                                                                                                             62,344
   Financing                                                                                                          2,169,906
   Debentures                                                                                                         1,334,834
   Related companies                                                                                                  1,331,717
   Notes payable                                                                                                      1,005,420
   Deferred income tax                                                                                                   10,049
   Taxes and contributions payable                                                                                      471,412
   Provision for losses in investees                                                                                    676,576
   Other payables                                                                                                        43,766
                                                                                                             -------------------

                                                                                                                      7,106,024
                                                                                                             -------------------

Shareholders' equity
   Capital                                                                                                            1,847,767
   Capital reserves                                                                                                     739,684
   Treasury stock                                                                                                       (17,282)
   Accumulated deficit                                                                                                 (276,698)
                                                                                                             -------------------

                                                                                                                      2,293,471
                                                                                                             -------------------

Total liabilities and shareholders' equity                                                                           14,041,015
                                                                                                             ===================

   The accompanying notes are an integral part of these financial statements


Braskem S.A.
                                                                                 (A free translation of the original in Portuguese
Statement of Income                                                              prepared in accordance with accounting
Five-month Period Ended May 31, 2003                                             practices adppted in Brazil)
In thousands of reais
------------------------------------------------------------------------------------------------------------------------------------


Gross sales
   Domestic market                                                                                                    3,372,938
   Foreign market                                                                                                       514,375
   Taxes on sales, freight and sales returns                                                                          (802,937)
                                                                                                             -------------------

Net sales revenue                                                                                                     3,084,376
Cost of sales and services rendered                                                                                 (2,599,405)
                                                                                                             -------------------

Gross profit                                                                                                            484,971
                                                                                                             -------------------

Operating expenses (income)
   Selling                                                                                                               30,751
   General and administrative                                                                                            76,599
   Directors' remuneration                                                                                                2,033
   Investment in subsidiary and associated companies
      Equity in the results                                                                                            (22,899)
      Amortization of goodwill, net                                                                                      85,130
      Exchange variation                                                                                              (118,325)
      Provision for losses in subsidiaries                                                                             (20,239)
      Other                                                                                                            (37,793)
   Depreciation and amortization                                                                                         76,262
   Financial income, net                                                                                               (38,895)
   Other operating expenses, net                                                                                          8,161
                                                                                                             -------------------

                                                                                                                       (40,785)
                                                                                                             -------------------

Operating income                                                                                                        444,186
Non-operating expenses, net                                                                                             (1,974)
                                                                                                             -------------------

Income before income tax                                                                                                442,212

Income tax                                                                                                             (44,618)
                                                                                                             -------------------

Net income for the period                                                                                               397,594
                                                                                                             ===================

Net income per thousand shares
   at the end of the period - whole R$                                                                                   117.00
                                                                                                             ===================


   The accompanying notes are an integral part of these financial statements

                                                                             (A free translation of the original in
     Braskem S.A.                                                             Portuguese to financial statements prepred in
                                                                              accordance with accounting practices adppted in
     Notes to the Financial Statements                                        Brazil)
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     -------------------------------------------------------------------------------------------------------------------------------

1    Operations

(a) Braskem S.A. ("Braskem" or "the Company") is a first and second generation petrochemical company, whose corporate objective is the manufacturing, trade, importing and exporting of chemical and petrochemical products and fuels, as well as the production and supply of steam, water, compressed air and electric power to the companies in the Camacari Petrochemical Complex in Bahia, Brazil, and the rendering of services to those companies. The Company also maintains investments in other companies, either as partner or shareholder.

(b) As of May 31, 2003, the Company had negative working capital in the amount of R$ 2,563,153. Approximately 67% of its loans are indexed to the U.S. dollar exchange rate, which closed at R$ 2.9656 on May 31, 2003. To reduce the demand for working capital, the Company's management and its subsidiaries depend on: 1) gross operating cash inflows, which exceeded R$
     2.3 billion from June 2002 to May 2003; 2) the extension of the payment dates of the main supplier obligations; 3) new funding backed by export flows; and 4) the extension of the maturity of loans through new long-term borrowings, including transactions in the negotiation phase which amount to approximately R$ 700 million.

(c)  Formation of Braskem

     The Company announced on July 29, 2002, that the Board of Directors, by unanimous deliberation, had called an Extraordinary General Meeting, which was held on August 16, 2002, and approved: (i) the merger of the petrochemical and chemical assets belonging to the Odebrecht and Mariani Groups (the "Odebrecht/Mariani Assets"), comprising OPP Produtos Petroquimicos S.A. ("OPP PP") and 52114 Participacoes S.A. ("52114"). 52114 is a holding company which has a single investment of 92.29% of the total capital of Nitrocarbono S.A.; (ii) the change of the name of Copene Petroquimica do Nordeste S.A. to Braskem S.A.; and (iii) the modification of the by-laws to grant tag-along rights to all common and preferred shareholders upon an eventual sale of the control of the Company.

     After the mergers were approved by the Extraordinary General Meeting mentioned above, the Company's paid-in capital increased from R$ 1,201,590 to R$ 1,845,399, through the issue of 579,397,986 new common shares and 1,026,498,803 new class "A" preferred shares.

     The net assets of the merged companies OPP PP and 52114, in accordance with the appraisal reports as of May 31, 2002, are presented as follows:

Braskem S.A.

Notes to the Financial Statements
at May 31, 2003
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

                                                                                      OPP PP                52114
                                                                           ------------------   ------------------

Assets
   Current                                                                               393
   Long-term receivables                                                              60,207
   Permanent
      Investment                                                                   5,193,854               60,914
                                                                           ------------------   ------------------

                                                                                   5,254,454               60,914
                                                                           ==================   ==================

Less:

Liabilities
   Current                                                                            22,759
   Long-term liabilities                                                           4,648,800
                                                                           ------------------   ------------------

Merged net assets                                                                    582,895               60,914
                                                                           ==================   ==================

Net assets variation between May 31 and August 16, 2002                             (349,668)              (7,622)
                                                                           ==================   ==================



     According to the Merger and Justification Protocol, the effects of the shareholders' equity variation between the date of the appraisal report, May 31, 2002, and the date of the Extraordinary General Meeting, August 16, 2002, were recorded in the Company's results of operations, in the amount of R$ 357,290.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------

     The balance sheets of the investees included the following amounts of goodwill in investments:

     o In OPP PP, R$ 1,935,406, which is directly related to the future profitability and the appreciation of the fixed assets of the indirect subsidiary companies OPP Quimica and Trikem, as defined in appraisal reports issued by independent experts.

     o In 52114, R$ 56,611 directly related to the appreciation of the fixed assets of the subsidiary Nitrocarbono S.A., as defined in appraisal reports issued by independent experts.

     As prescribed in the Merger and Justification Protocol, these mergers were carried out through the exchange of shares of the Odebrecht/Mariani Assets for new shares issued by the Company, based on the reports of economic appraisals of the companies involved, prepared by an investment bank.

     As required by law, the market concentration notice relating to the change in control of Braskem was filed on a timely basis with the antitrust authorities. In July 2002, the Secretariat for Monitoring of Economic Activities (SEAE) of the Finance Ministry issued a favorable opinion. On May 2, 2003, the opinion of the Secretariat of Economic Law (SDE) of the Ministry of Justice was issued, which was favorable to the transaction with no restrictions. The case was sent to the Administrative Economic Defense Council (CADE) for analysis.

(d)  Mergers in March 2003

     The Extraordinary General Meeting, held on March 31, 2003, approved the merger into the Company of the spun-off portion of Odebrecht Quimica S.A. ("Odequi"), relating to the interest in OPP Quimica S.A. ("OPP Quimica"). The merger into the Company of OPP Quimica, Nitrocarbono S.A. ("Nitrocarbono") and Economico S.A. Empreendimentos ("ESAE") was also approved. These mergers were made based on appraisal reports of their book value, issued by independent experts, and prepared based on the December 31, 2002 financial statements, which resulted in the lack of goodwill or negative goodwill on these mergers.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The appraisal reports of the merged companies, issued by independent experts, including the following amounts as of December 31, 2002:

                                                         OPP Quimica           Nitrocarbono            ESAE
                                                   ------------------   --------------------  ---------------------

Current assets                                             1,053,112                 91,078                      5
Long-term receivables                                      2,211,963                 13,060
Permanent assets
   Investments                                               733,479                  1,988                150,707
   Property, plant and equipment                             689,057                 55,103
   Deferred assets                                           133,609                  4,353
Current liabilities                                      (1,901,708)               (91,342)                    (8)
Long-term liabilities                                    (2,565,239)               (73,636)                  (347)
                                                   ------------------   --------------------  ---------------------

Merged net assets                                            354,273                    604                150,357
Elimination from incorporation, recorded
against
   investment in Braskem                                   (354,273)                  (567)              (150,357)
                                                   ------------------   --------------------  ---------------------

Minority interest of the
   merged company, used as
   capital increase in Braskem                                                           37
                                                   ==================   ====================  =====================

     At the time of the mergers, the Company held 100% of the capital of OPP Quimica and ESAE and 93.83% of Nitrocarbono.

     Of the current liabilities of OPP Quimica, R$ 5,916 referred to dividends to be paid to the subsidiary company Odequi Investiments Ltd.

     As prescribed in the Merger and Justification Protocols, approved by the respective Shareholders' Meetings of the merging and the merged companies, all the net asset variations of the merged companies, as from January 1, 2003, were transferred to Braskem. Accordingly, in each line of the statement of operations of Braskem in 2003, the amounts of OPP Quimica, Nitrocarbono and ESAE are included.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The same General Meeting approved the Company's capital increase by R$ 37, which was subscribed and paid-up through the transfer of the shareholders' equity of Nitrocarbono, less the interest in the investee held by the Company. 67,698 preferred class "A" shares were issued, and the capital increased to R$ 1,845,436. The shares that were not issued to the withdrawing shareholders of Nitrocarbono will be sold in stock exchanges, as decided at the General Meeting.

     The Extraordinary General Meeting of the subsidiary Odequi approved, on March 31, 2003, a capital increase. This increase was subscribed by the Company with the contribution of its shares of Trikem and OPE Investimentos. These shares were included in the Company's net assets as from the merger of OPP Quimica on this same date. This capital increase was based on the financial statements at February 28, 2003.

     All these corporate reorganization events are part of a broader restructuring cycle, which will include other companies. From this corporate restructuring process, cost and tax reductions from the operating and tax synergies are expected with a present value equivalent to US$ 317 million (unaudited) - approximately R$ 940,095 at May 31, 2003 - which will be positive for the Company's future results.

     Braskem is starting the third phase of the restructuring process of the petrochemical industry by increasing its share in the voting capital of Trikem S.A. ("Trikem") and Polialden Petroquimica S.A. ("Polialden"), through acquisitions from significant common shareholders of these companies.

     The Company and its subsidiaries may be affected, at the economic and/or corporate levels, by the conclusion of this restructuring process.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(e)  Corporate Governance

     Braskem was created according to the most modern corporate governance practices, following principles that value transparency and respect for shareholders and creating conditions for the development and maintenance of a long-term relationship with its investors.

     This commitment is ratified by the Company's New By-laws, which, for example, grant to all shareholders (common and preferred class "A" and "B") the right to participate under the same terms and conditions in an eventual sale of the control over the Company, and establish a permanent Fiscal Council, of which minority shareholders are entitled to elect one member and his alternate.

     These principles are also present in the New Braskem Code of Conduct and the Policies for Disclosure of Information to the Market and Negotiation of Shares.

     As a result of this effort, on February 13, 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Sao Paulo Stock Exchange (BOVESPA), which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings (25% of free-float). Upon enrollment in Level 1, Braskem assumed the commitment of enrolling in Level 2 of BOVESPA in up to two years.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


2    Financial Statements and Significant Accounting Practices

     In view of the special need for financial and accounting information to be used in the merger process mentioned in Note 1(d), these financial statements were exclusively prepared for the five-month period ended May 31, 2003, and are not being presented comparatively to any other prior period.

     Considering the purpose for which this report will be used, as mentioned above, the statements of changes in financial position and of changes in shareholders' equity for the five-month period ended May 31, 2003 are not presented. Under accounting practices adopted in Brazil, these statements are required as an integral part of the Company's financial statements.

     The financial statements were prepared in accordance with the accounting practices adopted in Brazil, except for the issue mentioned in the above paragraph, and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM), summarized as follows:

(a)  Use of estimates

     In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions. The accounting information of the Company and its subsidiaries includes, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, goodwill amortization, provisions for contingencies, income tax and other similar provisions.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(b)  Determination of results of operations

     Results of operations are determined on the accrual basis of accounting. The provision for income tax and Value Added Tax on Sales and Services
     (ICMS) expense are recorded gross of the tax incentive amounts, with the amounts related to tax exemption and reduction recorded in capital reserves.

     The Company recognized in results for the period the variation in the market value of the derivative contracts, and recorded asset or liability accounts for the contracts with positive or negative market values, respectively (Note 19 (b)). At May 31, 2003, the net market value of the contracts is negative R$ 24,857.

     The sales transactions between the Company and the merged companies (Note 1(d)), between January 1 and March 31, 2003, were properly eliminated, and the taxes resulting from these sales, in the amount of R$ 24,191, were reclassified as "Other operating expenses".

(c)  Current assets and long-term receivables

     Financial investments and marketable securities are shown at cost, including accrued income up to the balance sheet date, and adjusted by a provision for loss, when applicable.

     Inventories are stated at average purchase or production cost, which is lower than replacement cost or realizable value. Imports in transit are stated at the accumulated cost of each import.

     The allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible losses on the realization of the receivables, based on the Company's loss experience, and includes the entire amount of accounts in litigation.

     Considering the requirements of CVM Deliberations 273 and 371, the deferred income tax is stated at its fair value of realization, which is expected to occur as described in Note 14(b).

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d)  Permanent assets

     These assets are stated at cost including restatements through December 31, 1995 and take the following into consideration:

     o Investments in subsidiary, jointly-controlled and associated companies are accounted for on the equity method, plus unamortized goodwill (less negative goodwill). Goodwill is based on the appreciation of assets and future profitability of investments and is amortized over the depreciation period of the related assets or over ten years, in the case of future profitability. Other investments are evaluated at the cost of acquisition.

     o Property, plant and equipment are shown at cost and, as from 1997, include capitalized interest incurred during the expansion of production capacity of the plants.

     o Depreciation of property, plant and equipment is recorded on the straight-line method at the rates mentioned in Note 9.

     o Amortization of deferred charges is recorded over a period of 10 years, as from the time benefits begin to accrue. Goodwill of merged companies is amortized over the period of future profitability up to ten years.

(e)  Current and long-term liabilities

     These liabilities are stated at known or estimated amounts, including accrued charges and monetary correction, when applicable. The provision for loss in subsidiaries is recorded based on the capital deficiency (excess of liabilities over assets) of these companies. It is recorded as a long-term liability and expensed as operating expense.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


3    Trade Accounts Receivable

     Customers
        Domestic market                                              860,452
        International market                                         372,241
     Discounted trade notes                                        (151,794)
     Advances on foreign deliveries                                 (74,274)
     Allowance for doubtful accounts                                (59,641)
                                                           ------------------

                                                                     946,984
     Long-term receivables                                          (34,154)
                                                           ------------------

     Current assets                                                  912,830
                                                           ==================

     The Company has been adopting an additional policy of liquidating domestic trade accounts, which consists mainly of the sale of its receivables to a securitization company which, with funds obtained through the placement of debentures, pays the subsidiary companies in less time than the normal maturity of these customer receivables.

     On June 6, 2002, OPP Quimica obtained funds from Multichem Trust S.A. ("Multichem") in the amount of R$ 124,250, defined in an assignment contract as an advance for assignment of credit rights arising from future sales to Borealis OPP S.A. This transaction is directly related to the current placement of Multichem's debentures, which is being coordinated by UNIBANCO. The advance falls due on October 1, 2006 and is recorded in Advances for purchase of credit rights. During the first quarter of 2003, this balance started to be amortized.

     The allowance for doubtful accounts was set up at an amount considered sufficient to cover eventual losses on the realization of accounts receivable and includes the entire amount of credits in litigation.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


4    Inventories

     Finished goods                                                     260,889
     Work in process                                                     33,071
     Raw materials, production inputs and packaging                     158,200
     Warehouse and maintenance materials (*)                            122,564
     Advances to suppliers                                              133,208
     Imports in transit and others                                       49,606
                                                              ------------------

     Total                                                              757,538

     Classified in long-term receivables                               (59,833)
                                                              ------------------

     Current assets                                                     697,705
                                                              ==================

     (*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

     The Company performed a study of part of their warehouse inventory to define the effective utility of these items. The final result of this study indicated that some of these items were obsolete. Therefore, a provision for losses on maintenance inventories, in the amount of R$ 6,594, was recorded at December 31, 2002.

     Advances to suppliers and expenditures for imports in transit are mainly related to the acquisition of naphtha, which is the main raw material of the Company.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


5    Related Parties


                                                                                                                            Balances
                                            ----------------------------------------------------------------------------------------
                                                           Current                                       Current           Long-term
                                                            assets            Long-term receivables  liabilities         liabilities
                                            ----------------------  -------------------------------  -----------   -----------------
                                                                                            Advance
                                                 Trade                                   for future
                                              accounts       Notes       Notes  Related     capital        Notes     Notes   Related
                                            receivable  receivable  receivable  parties    increase      payable   payable   parties
                                            ----------  ----------  ----------  -------  ----------  -----------   -------   -------

Subsidiaries
  COPENE MONOMEROS Especiais S.A.
  ("COPENE MONOMEROS")                         5,806                                                                         66,578
  Tegal Terminal de Gases Ltda.
    ("Tegal")                                                                      701      2,206
  CPN Incorporated Ltd. ("CPN Inc.")          51,311                           479,434
  CPN Distribuidora de Combustiveis
    Ltda. ("CPN Distribuidora")                                                                                                 986
  Copene Participacoes S.A. ("Copene
    Participacoes")                                                                                                             408
  Lantana Trading Co. Inc. ("Lantana")        54,145                            11,612
  Proppet Overseas Ltd. ("Proppet
    Overseas")                                                                   3,317
  Odequi                                                                       325,909                  429,022  1,005,420
  Polialden                                   26,415                                                                        325,956
  Trikem                                      37,807       17,074      81,683                                               857,029
  OQPA - Administracao e Participacoes
    Ltda. ("OQPA")                                                             266,986
  OPE Investimentos ("OPE Investimentos")                                                                                    72,093
  CPP - Companhia Petroquimica Paulista
    ("CPP")                                                                                 3,845

Jointly-controlled

  CETREL S.A. - Empresa de Protecao Ambiental
  ("CETREL")                                                                                  236
  Politeno Industria e Comercio S.A.
    ("Politeno")                              47,356
  Codeverde Companhia de Desenvolvimento Rio
     Verde ("CODEVERDE")                                                                      400
  COPESUL - Companhia Petroquimica do Sul
    ("COPESUL")                               13,983

Affiliates
  Petrobras - Petroleo Brasileiro S.A.
  Petrobras Distribuidora S.A.
  COPENER - Copene Energetica S.A.                                                                       1,830                8,573
  Other                                                                          5,030                                           94
                                           ----------  ----------  ---------- ---------  ----------  ---------- ---------  --------
At May 31, 2003                               236.823      17,074      81,683 1,092,989      6,687     430,852  1,005,420  1,331,717
                                           ==========  ==========  ========== =========  ==========  ========== =========  ========

                                                          Transactions
                                              ------------------------
                                                         Utilities and
                                               Product    raw material
                                                sales/      purchases/
                                              revenues        expenses
                                              --------   -------------

Subsidiaries
  COPENE MONOMEROS Especiais S.A.
  ("COPENE MONOMEROS")                           28,486         2,150
  Tegal Terminal de Gases Ltda.
    ("Tegal")                                        15         2,151
  CPN Incorporated Ltd. ("CPN Inc.")            177,698
  CPN Distribuidora de Combustiveis
    Ltda. ("CPN Distribuidora")
  Copene Participacoes S.A. ("Copene
    Participacoes")
  Lantana Trading Co. Inc. ("Lantana")           90,695         1,285
  Proppet Overseas Ltd. ("Proppet
    Overseas")                                      270
  Odequi                                         36,607         5,738
  Polialden                                      90,368        24,246
  Trikem                                        225,399        74,698
  OQPA - Administracao e Participacoes
    Ltda. ("OQPA")
  OPE Investimentos ("OPE Investimentos")
  CPP - Companhia Petroquimica Paulista
    ("CPP")

Jointly-controlled

  CETREL S.A. - Empresa de Protecao Ambiental
  ("CETREL")                                         30        3,674
  Politeno Industria e Comercio S.A.
    ("Politeno")                                312,955
  Codeverde Companhia de Desenvolvimento Rio
     Verde ("CODEVERDE")
  COPESUL - Companhia Petroquimica do Sul
    ("COPESUL")                                  33,755      868,747

Affiliates
  Petrobras - Petroleo Brasileiro S.A.              237    1,331,891
  Petrobras Distribuidora S.A.                               103,070
  COPENER - Copene Energetica S.A.
  Other
                                                -------    ---------
At May 31, 2003                                 996,515    2,417,650
                                                =======    =========

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     Trade accounts receivable include the balances of transactions with related parties that result mainly from purchases and sales of goods and services, which were realized using prices and terms equivalent to the average terms and prices practiced in transactions with third parties, taking into consideration the following:

     o The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of apportioning the gross margin in proportion to the return on investments. The prices practiced for the other products are established based on various market factors, including international ones.

     o The price of naphtha, the main raw material of the Company supplied by Petrobras, is negotiated between Petrobras and the petrochemical companies, using as a reference the price practiced in the European market. The Company is also importing naphtha at a volume equivalent to 30% of its consumption. The price reference is the international market (ARA).

     The balance of notes payable to Odequi, in the amount of R$ 1,434,442, comprising R$ 429,022 in current liabilities and R$ 1,005,420 in long-term liabilities, will be settled according to the schedule defined between the parties.

     The related parties balance includes current account balances, subject to financial charges, as follows:

Participating companies             Annual financial charges
-----------------------             -------------------------------------------------------------

Subsidiaries
   Long-term receivables
        CPN Inc.                    Exchange variation + 8.30%                                           479,434
        Lantana                     Exchange variation + 3.80% to 4.35%                                   11,612
        Odequi                      100% of interbank deposit certificate rate (CDI)                     325,909
        OQPA                        No financial charges                                                 266,986

   Long-term liabilities
        COPENE MONOMEROS            100% of CDI                                                           66,578
        Polialden                   100% of CDI + additional charges of
                                       funds raised for working capital                                  325,956
        Trikem                      100% of CDI                                                          857,029
        OPE Investimentos           No financial charges                                                  72,093

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


6    Taxes Recoverable

     Value Added Tax on Sales and Services (ICMS) recoverable                                         77,638
     Excise Tax (IPI) recoverable (normal operations)                                                 49,469
     IPI for zero-rated products (i)                                                                 650,835
     IPI assumed credit                                                                               10,280
     Social Integration Program (PIS) - Decree-laws 2445 and 2449/88 (ii)                             29,276
     Income tax                                                                                       52,993
     Tax on net income (iii)                                                                          49,600
     Other                                                                                            11,573
                                                                                          ------------------

                                                                                                     931,664

Less: current assets                                                                               (269,672)
                                                                                          ------------------

Long-term receivables                                                                                661,992
                                                                                          ==================

(i)  IPI for zero-rated products

     In July 2000, the merged company OPP Quimica filed a judicial order to sustain the full application of the non-cumulativeness principle of the Excise Tax (IPI), requesting the right to a tax credit on the purchase of raw materials and exempt input materials that are exempt from IPI or subject to a zero IPI rate.

     On December 19, 2002, the Federal Supreme Court (STF), based on its previous plenary decisions about the subject, judged an Extraordinary Appeal interposed by the National Treasury and confirmed the decision of the Regional Court of Appeals (TRF) of the 4th Region, which recognized the right to a credit of IPI on these purchases, covering the ten years prior to the filing of the suit, including the related monetary restatement and interest at the SELIC rate for the period up to the date of the actual use of credits.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The STF decision was appealed by the National Treasury. The appeal does not question the right to the IPI credit, but alleges imprecision in the decision regarding input and raw materials, the monetary restatement of the credit, and the rate to be used for credit calculation purposes. However, all these aspects have already been defined in the STF and TRF decisions in OPP Quimica's favor, or even in the plenary decisions before the STF. For this reason, the appeal does not represent any possibility of changes in OPP Quimica's right to the credit, which has already been examined by the highest level of the judicial system, according to the opinion of its legal advisors.

     Considering the above, in December 2002, OPP Quimica recorded income in the amount of R$ 1,030,125. Of the total amount recorded, R$ 265,581 had already been offset against the IPI due by OPP Quimica. Management, based on projections of results and future performance, estimates that the remaining amount will be fully offset until 2005, including offsets with other taxes due by the Company. From January 1 to May 31, 2003, R$ 155,444 were offset.

     This judicial order refers exclusively to OPP Quimica's industrial establishments located in the State of Rio Grande do Sul. Identical proceedings, covering Trikem and Polialden, as well as the industrial units of the merged company OPP Quimica located in the State of Bahia, are pending judgment in the courts of first and second instances. The calculation and accounting recognition of the credits involved in these proceedings will be based on the specific elements of each final decision, and the amounts cannot be determined under current circumstances.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(ii) PIS - Decree Laws 2445/88 and 2449/88

     Considering that Decree Laws 2445/88 and 2449/88 were declared unconstitutional, under Federal Senate Resolution 49 of 1995, and High Court of Justice jurisprudence on the calculation of PIS under Supplementary Law 7/70, and based on the position of its legal advisors, the Company recorded receivables relating to PIS, arising from overpayments in the amount of R$ 43,638. Considering the same jurisprudence, the merged companies OPP Quimica and CPN Administradora also recorded credits, not yet offset, in the amount of R$ 29,276.

(iii) Tax on net income

     In 1992, the Company requested an Injunction to assure the right of not collecting the Tax on Net Income ("ILL") at the rate of 8%, calculated on the date of closing of the base periods from 1989 to 1992.

     Due to the final decision declaring the unconstitutionality of article 35 of Law 7713/88, the Company redeemed the judicial deposits on July 23, 1997 relating to the payments made from August 1991 to March 1993 (base years 1991 and 1992), totaling R$ 7,244.

     The amounts referring to the base periods 1989 to 1990, because they have been directly remitted to the Federal Government, were the object of an Ordinary Lawsuit for offset against federal taxes or reimbursement, and the amount of R$ 22,900 was allocated to income for the year ended December 31, 1997. This amount, duly restated until May 31, 2003, is R$ 39,055, which has already been confirmed by the accounting expert determined by the court. The Company also has credits amounting to de R$ 10,322, which arise from the merger on March 31, 1999, of the subsidiary company Ceman - Central de Manutencao Ltda.

     With the objective of obtaining funds as soon as the lawsuit is concluded, the Company requested and obtained a legal decision to deposit in court an amount equivalent to the overpayment (R$ 39,055), as an offset against the amounts that would have to be collected as PIS and COFINS.

     On March 6, 2002, the TRF Decision of the 1st Region was published, recognizing the Company's right to offset the amounts paid, including monetary restatement as from the date of payment, the application of the expurged indices and the SELIC interest rate.

7    Marketable Securities


     Shares of associated company held for sale                           18,707
     Debentures with share in profits                                     22,403
     Bank certificates of deposit and investment funds                     6,780
     FINOR notes and other                                                 4,325
                                                             -------------------

                                                                          52,215

Less: current assets                                                     (6,891)
                                                             -------------------

Long-term receivables                                                     45,324
                                                             ===================

     The shares in associated company held for sale refer to 20% of the capital of Borealis OPP S.A., which remain from the sale of the control of this company. At May 31, 2003, the Company recognized the amount of R$ 178 in equity in the earnings.

     Debentures with share in profits arise from the securitization of trade accounts receivable, which, according to the contract of issue, will be redeemed in 2004. 7

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


8    Investments

(a)  Information on investments at May 31, 2003

                                                                                                     Net income
                                                                                                         (loss)        Shareholders'
                                                                                              or the five-month              equity
                                                     Quantity of owned      Shareholding in        period ended             (capital
                                                      shares or quotas    total capital (%)        May 31, 2003          deficiency)
                                                    -------------------  ------------------   -----------------  -------------------

Subsidiaries
   COPENE MONOMEROS                                        683,393,147               87.24                4,089              110,129
   Tegal                                                    20,384,135               84.36              (2,985)               28,738
   CPN Inc.                                                     95,000              100.00              (2,750)               75,946
   CPN Distribuidora                                           354,210              100.00                                     3,542
   Copene Participacoes                                  8,499,997,995              100.00               23,541              293,756
   Proppet Overseas                                              5,000              100.00                (762)              (3,285)
   Odequi                                                   23,594,468               98.63                8,095            2,351,751
   Odequi Investments Ltd. ("OIL")                               5,000              100.00               17,275            (396,400)
   Odequi Overseas Inc.  ("Overseas")                                1              100.00                4,294            (242,665)
   Trikem                                                1,074,092,099                1.77              244,516              553,432
   PSA AVV                                                         600              100.00                                         2
   OQPA                                                    153,602,096              100.00             (67,082)                6,530
   CPP                                                       4,666,298               90.71                                     5,144
   Investimentos Petroquimicos Ltda. ("IPL")                       974              100.00                                        12
   OPP Finance                                                  50,000              100.00                (567)             (34,226)

Jointly-controlled
   CETREL S.A.                                                 237,100               21.08              (2,305)               69,436
   Codeverde                                                 9,372,047               35.42                                    40,354
   Norcell S.A.  (*)                                        62,520,972               86.15                  114              104,887
   COPESUL                                               3,555,182,831               23.67               42,114            1,055,911

Associated
   Petroflex Industria e Comercio S.A. (*)                 141,597,478               20.12               23,295              132,621

(*) Shareholders' equity at April 30, 2003.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(b) Information on investments of direct and indirect subsidiary companies at May 31, 2003


                                                                                                     Net income
                                                                                                         (loss)        Shareholders'
                                                                                              or the five-month              equity
                                                     Quantity of owned      Shareholding in        period ended             (capital
                                                      shares or quotas    total capital (%)        May 31, 2003          deficiency)
                                                    -------------------  ------------------   -----------------  -------------------

Odebrecht Quimica
   Trikem                                               25,267,997,850             41.51               244,516            553,432
   OPE Investimentos                                        50,169,325             89.41                 5,077            132,675

Trikem
   CPC Cayman Ltd.                                             900,000            100.00                   546            223,946
   Companhia Alagoas Industrial - CINAL (*)                 80,370,707             47.06                 1,079             81,961
   TRK Brasil Trust S.A.                                         2,010            100.00                 (593)            (8,093)
   Odebrecht Mineracao e Metalurgia Ltda.                      147,059            100.00                 (568)            (8,002)

Copene Participacoes
   Polialden Petroquimica S.A.                             275,160,650             42.64                33,903            416,245
   Politeno Industria e Comercio S.A.  (*)              73,015,828,580             34.66                25,293            463,474

(*) Shareholders' equity at April 30, 2003.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c)  Investment activity

                                                                        Sbsidiaries and jointly-controlled subsidiaries
                                                        ---------------------------------------------------------------

                                                                   COPENE                                          CPN
                                                                MONOMEROS        Tegal       CPN Inc.    Distribuidora
                                                          ---------------- ------------ -------------- ----------------

At January 1, 2003                                                102,232       25,971         93,761            3,542
Additions through mergers of subsidiaries (*)                                      747
Reduction due to merger/spin-off
Dividends                                                         (9,947)
Equity in the results                                               3,790      (2,475)        (2,750)
Reversal of (provision for) losses on investments
Reclassification of goodwill due to merger
Amortization of (goodwill)/negative goodwill
Other
Exchange variation on foreign investments                                                    (15,065)
                                                          ---------------- ------------ -------------- ----------------

At May 31, 2003                                                    96,075       24,243         75,946            3,542
                                                          ================ ============ ============== ================

Goodwill (negative goodwill) on investments                             4
                                                          ================ ============ ============== ================


                                                        Subsidiaries and jointly-controlled subsidiaries
                                                        -------------------------------------------------
                                                                                    Copene
                                                                             Participacoes
                                                         Nitrocarbono               (****)         ESAE
                                                        -------------- ----------------------------------

At January 1, 2003                                             54,525                243,272     750,445
Additions through mergers of subsidiaries (*)                                        750,795
Reduction due to merger/spin-off                                (558)                          (151,818)
Dividends
Equity in the results                                                                 23,541
Reversal of (provision for) losses on investments
Reclassification of goodwill due to merger                   (53,967)                          (598,627)
Amortization of (goodwill)/negative goodwill                                        (34,829)
Other
Exchange variation on foreign investments
                                                        --------------      -----------------  ----------

At May 31, 2003                                                                      982,779
                                                        ==============      ================   ==========

Goodwill (negative goodwill) on investments                                          689,024
                                                        ==============      ================   ==========

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c) Investment activity (continued)

                                                                                   Subsidiaries and jointly-controlled subsidiaries
                                         -----------------------------------------------------------------------------------------

                                                                   PSA          OPE
                                             CETREL    Odequi  Trading Investimentos    OQPA     IPL     CPP    TRIKEM     COPESUL
                                         ----------- --------- ------- -------------- -------- ------  ------- --------  ---------
At January 1, 2003                           13,624   3,854,885                                                   14,795   451,265
Additions through mergers of                  2,407                  2      150,849     73,612      12   4,666   834,867    29,053
subsidiaries (*)
Additions due to capital increase (*)                 1,194,098
Reduction due to merger/spin-off                      (849,658)             (151,954)                          (147,201)
Dividends
Equity in the results (**)                    (445)       8,420                 1,792 (67,082)                    32,790    20,712
Reversal of (provision for) losses on
investments
Reclassification of goodwill due to                 (1,887,770)                                                (703,355)
merger
Amortization of (goodwill)/negative            (45)                           (687)                             (22,807)  (11,735)
goodwill
Other                                                                                                                700
Exchange variation on foreign investments
                                             ------   ---------    -----    --------   -------    ----  ------  --------  --------
At May 31, 2003                              15,541   2,319,975        2                 6,530      12   4,666     9,789   489,295
                                             ======   =========    =====    ========   =======    ====  ======  ========  ========

Goodwill (negative goodwill) on
investments                                                                                                                239,393
                                             ======   =========    =====    ========   =======    ====  ======  ========  ========

                                         Subsidiaries and jointly-controlled subsidiaries
                                         ------------------------------------------------
                                         Norcell  Codeverde Other (***)     Total
                                         -------  --------- -----------     -----
At January 1, 2003                        65,262                301,543   5,975,122
Additions through mergers of                                              1,847,010
subsidiaries (*)
Additions due to capital increase (*)                                     1,194,098
Reduction due to merger/spin-off                                        (1,301,189)
Dividends                                                                   (9,947)
Equity in the results (**)                    98                             18,391
Reversal of (provision for) losses on     25,000     12,795                  37,795
investments
Reclassification of goodwill due to                                     (3,243,719)
merger
Amortization of (goodwill)/negative                            (14,638)    (84,741)
goodwill
Other                                                                          700
Exchange variation on foreign investments                                 (15,065)
                                          ------   --------    --------  ---------
At May 31, 2003                           90,360     12,795     286,905  4,418,455
                                         =======   ========    ========  =========

Goodwill (negative goodwill) on
investments                                         (1,500)     286,905  1,213,826
                                         =======   ========    ========  =========


(*) The additions through mergers of subsidiaries resulted from the corporate restructuring described in Note 1 (d).
(**) The difference between the amounts presented in the statement of income and the changes in investments refers to the investment in Borealis OPP S.A. (Note 7)
(***) Goodwill/negative goodwill of Intercapital and NOVA CAMACARI. The goodwill of Intercapital and the negative goodwill of NOVA CAMACARI, in the amounts of R$ 324,429 and R$ 37,524, respectively, were formed on the acquisition of ESAE investments and NOVA CAMACARI, in July 2001, based on future profitability, to be realized over ten years.
(****) The goodwill of Copene Participacoes was formed partially by the acquisition of investments, in the restructuring process in July 2001, and partially by the agreement signed with BNDESPAR, in September 2001, based on future profitability, to be realized over ten years.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------

                                                                                                         Associated
                                                                                                          companies
                                                                             ---------------------------------------

                                                                                     Petroflex                Total
                                                                             ------------------  -------------------

At January 1, 2003                                                                      21,771               21,771
Equity in the earnings                                                                   4,686                4,686
Amortization of (goodwill) negative goodwill                                             (389)                (389)
                                                                             ------------------  -------------------

At May 31, 2003                                                                         26,068               26,068
                                                                             ==================  ===================

Goodwill (negative goodwill) on investments                                              (614)                (614)
                                                                             ==================  ===================

Subsidiaries with capital deficiency


                                                        Provision for loss on investments - Long-term liabilities
                                            ----------------------------------------------------------------------

                                                                                           Proppet
                                                    OIL  OPP Finance       OVERSEAS       Overseas          Total
                                            ---------------------------------------------------------------------

At January 1, 2003                              492,864                     294,234          3,006        790,104
Addition                                                      40,101                                       40,101
Increase/(reversal) of the provision
   From losses (earnings) of the period        (17,275)          568        (4,294)            762       (20,239)
   Exchange variation on shareholders'
      equity                                   (79,189)      (6,443)       (47,275)          (483)      (133,390)
                                            ------------ -----------   ------------   ------------   ------------

At May 31, 2003                                 396,400       34,226        242,665          3,285        676,576
                                            ============ ===========   ============   ============   ============

(d)  Goodwill in subsidiaries

(i)  COPESUL

     Upon the merger of OPP PP in August 2002, the Company recognized the goodwill that the merged company had recorded for its participation in Copesul. This goodwill was based on the appraisal report issued by an independent expert and amounts to R$ 239,393 at May 31, 2003. This goodwill is being amortized over a period of ten years.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(ii) Odequi

     Odequi recognized goodwill, in the amount of R$ 857,926, relating to the appreciation of assets and the expectation of future profitability of the investee Trikem, determined based on the reports issued by independent experts, and amortized over a period of ten years, based on the projections of future profitability and/or on the depreciation rate of the appreciated assets.


9    Property, Plant and Equipment

                                                                                                           Annual
                                                                                                     depreciation
                                                                     Accumulated                            rates
                                                  Restated cost     depreciation           Net                (%)
                                                 ---------------- ---------------- -------------    -------------

Land                                                      7,933                          7,933
Buildings and improvements                              377,491        (150,220)       227,271            2 to 10
Machinery, equipment and installations                4,507,045      (1,468,058)     3,038,987          1.3 to 20
Furniture and fixtures                                   14,384         (12,185)         2,199                 10
Information technology equipment                         27,481         (22,005)         5,476                 20
Construction in progress                                239,394                        239,394
Other                                                    57,772         (24,658)        33,114           Up to 20
                                                 --------------      -----------     ----------

                                                      5,231,500      (1,677,126)     3,554,374
                                                 ==============      ===========     ==========

     Construction in progress comprises mainly operating improvements to increase the useful economic lives of the industrial units.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


10   Deferred Charges

     Costs
        Pre-operating expenses                                          278,153
        Organization and implementation expenses                        115,960
        Expenditures for structured operations                          157,052
        Catalysts and other                                              57,733
        Goodwill on the acquisition of investments                     1,228,969
        Expenditures for programmed stoppages                            205,214
        Research and development                                          51,873
                                                                  --------------

                                                                       2,094,954
Accumulated amortization                                               (411,582)
                                                                  --------------

                                                                       1,683,372
                                                                  ==============

     Goodwill refers mainly to the premiums of the merged company OPP Quimica and PARTISA - Participacoes e Investimentos S.A., transferred into deferred charges, in conformity with CVM Instruction 319/99, in the amounts of R$ 814,170 and R$ 349,965, respectively, based on future profitability, according to the appraisal report issued by independent experts. The amortization of these expenditures is recorded over up to ten years.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


11   Debt

                                        Annual financial charges
                                        ------------------------

Foreign currency

     Foreign notes payable (Eurobonds)  US$ exchange variation + interest from 9% to 11.5%             1,144,190

     Advances on foreign exchange       US$ exchange variation + interest from 6.65% to 15%              388,661
      contracts

     Export prepayment                  US$ exchange variation + interest from 1.7% to 4.85%
                                        over LIBOR or fixed interest from 1.45% to 10.64%              1,665,766

     Raw material financing             US$ and Yen exchange variation + interest from 2.50% to
                                        2.62% over LIBOR or fixed interest from 4.25 to 6.20%              6,369

     Permanent assets financing         US$ exchange variation + interest of 2.88%
                                        above LIBOR or fixed interest from 5.75 to 8.64%                 123,096

     Working capital                    US$ exchange variation + interest of 8.8%                         16,610

Local currency

   Working capital                      Interest from 1.81% to 14.03% + floating interest
                                        (Selic and CDI), or US$ exchange variation + interest
                                        from 7% to 13%, or fixed interest from 33.49 to 44.77%           454,668
    FINAME                              Fixed interest of 9.7% + floating interest (TJLP)                  2,371
    BNDES                               Fixed interest from 8.0% to 11% + index variation
                                         (TJLP and UMBNDES)                                              179,650

   Purchase of shares                   Fixed interest from 4.0% to 4.5% + index variation
                                        (TJLP and IGPM)                                                  290,104
   Vendor and other                                                                                        8,140
                                                                                                   --------------

                                                                                                       4,279,625

Less: current liabilities                                                                            (2,109,719)
                                                                                                   --------------

Long-term liabilities                                                                                  2,169,906
                                                                                                   ==============

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The long-term amounts mature as follows:

     2004                                                          725,546
     2005                                                          539,943
     2006                                                          443,701
     2007 onwards                                                  460,716
                                                           ---------------

                                                                 2,169,906
                                                           ==================

     Short-term loans are backed by trade notes, promissory notes guaranteed by management and/or shareholders and share pledges. Long-term loans are backed by pledges of property, plant and equipment, shares, guarantees from shareholders and bank guarantee letters. Some long-term transactions are backed by surety bonds and mortgages on Company industrial plants. Loans related to the acquisition of permanent assets are backed by pledges of property, plant and equipment, shares of stock and letters of guarantee from management and shareholders. Certain working capital financing is backed by letters of credit and bank guarantees.

(a)  Foreign notes payable (Eurobonds)

     In February 1996, OPP Petroquimica (merged into OPP Quimica in December
     2000) issued Eurobonds in the amount of US$ 125,000 falling due on February 22, 2004 and bearing annual interest of 11.5% to be paid semiannually in the months of February and August in each year, commencing in August 1996. These Eurobonds granted the bondholders a put option in February 1999 and 2001.

     In October 1996, OPP Petroquimica issued Eurobonds in the amount of US$ 100,000 falling due on October 29, 2004 and bearing annual interest of 11% payable semiannually in April and October of each year, commencing in April 1997. The bondholders had a put option in October 2001.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     In June 1997, the Company issued Eurobonds in the amount of US$ 150,000 falling due in ten years and bearing annual interest of 9% to be paid semiannually in the months of June and December, commencing in December 1997. The bondholders had a put option in June 2002.

(b)  Prepayment of exports

     The main resources necessary for the payment of the ESAE assets, acquired during the 3rd auction in July 2001, were obtained through credit facility agreements and, subsequently, through bridge loan agreements. On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand for the prepayment of exports, which partially liquidated the bridge loans. This loan was placed in two tranches and structured by a pool of banks led by ABN AMRO Real S.A. and Citibank S.A. The first tranche, in the amount of US$ 80,000 thousand, matures through December 2004 and is subject to interest of 3.75% per annum plus semiannual LIBOR, payable semiannually. The second tranche, in the amount of US$ 170,000 thousand, matures through 2006 and is subject to interest of 4.75% per annum plus semiannual LIBOR, payable semiannually. The debt balance, at May 31, 2003, is US$ 252,639 thousand - R$ 749,225.

     In June 2000, OPP Petroquimica received an advance from a foreign customer, in the amount of US$ 75,300 thousand. In addition to the foreign exchange variation, the advance is subject to annual interest of 1.75% over semiannual LIBOR. The maximum term for shipment is December 2003, and the current debt balance is US$ 50,455 thousand - R$ 149,628.

     In December 2002, OPP Quimica received an advance from foreign customer, in the amount of US$ 97,200 thousand. In addition to the exchange variation, the advance is subject to annual interest of 1.70% over semiannual LIBOR. This contract is backed by a surety bond and will be paid through partial semiannual shipments from June 2003 to June 2006. The current debt balance is US$ 99,770 thousand - R$ 295,877.

     The Company also has other loans linked to export prepayment transactions in the amount of R$ 471,036. These transactions will be settled in several dates through February 2006.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c)  FINAME and BNDES

     Local currency fixed capital loans refer to the expansion of the production capacity, environmental projects, operation control centers, the laboratory and the waste treatment station. The principal and charges are payable monthly up to July 2007.

(d)  Share purchase

     In September 2001, Nova Camacari (merged into the Company) and BNDESPAR signed a Contract for the Purchase and Sale of Shares with Guarantees relating to the purchase of one billion class "B" preferred nominative shares issued by Copene Participacoes, for the total of R$ 163,997. The principal of the debt arising from this contract will be paid to BNDESPAR in one installment falling due on August 15, 2006. Interest of 4% per annum above the Long-term Interest Rate (TJLP) is payable annually as from August 15, 2002. At May 31, 2003, the debt balance is R$ 187,366.

     In September 1992, the subsidiary company Odequi purchased, in an auction, shares of PPH Cia. Industrial de Polipropileno and Poliolefinas S/A, companies that later became OPP Quimica. Odequi paid 10% of the amount of the shares in cash and the remaining 90% was financed by Banco do Brasil over a 12.5-year term, restated by the IGP-M variation plus annual interest of 4.5%. Interest is paid semiannually in March and September, beginning in March 1993, and the principal is being amortized in 17 semiannual installments, beginning in March 1997. As part of a corporate restructuring process, the debt was transferred to OPP Quimica. The debt balance at May 31, 2003 is R$ 102,738.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


12   Debentures

     At January 1, 2003                                             1,361,187
     Financial charges                                                128,414
     Interest amortization                                           (54,183)
     Debentures held in treasury (i)                                 (61,640)
                                                         -------------------

     At May 31, 2003                                                1,373,778

     Less: current liabilities                                       (38,944)
                                                         -------------------

     Long-term liabilities                                          1,334,834
                                                         ===================

(i) The Company purchased own debentures for future placement in the market and did not record any gains or losses on this acquisition.

     On October 1, 2001, the Company carried out the 10th issue of 6,250 registered, book entry, non-convertible debentures, with a floating guarantee. The issue was fully subscribed and realized in two series, which had the following characteristics:

                                        1st series                             2nd series
                                        -------------------------------------- -----------------------------------

Unit face value                         R$ 100                                 R$ 100
Quantity of notes                        4,108                                  2,142
Issue date                              October 1, 2001                        October 1, 2001
Final maturity date                     October 1, 2006                        October 1, 2006
First remuneration period:
   Duration                             36 months after the issue date         36 months after the issue date
   Remuneration                         110% of CDI from 10/1/01 to 11/30/02   IGP-M + 13.25% p.a.
                                        118.33% of CDI as from 12/1/02
   Payment frequency                    Semiannual, as from April 2002         Semiannual, as from April 2002

     On November 29, 2001, the Company and its debentureholders decided, at an Extraordinary General Meeting, to change the remuneration of the 1st series debentures from 110% to 118.33% of the CDI, as from December 1, 2002.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     At the end of the first remuneration period on October 1, 2004, the Company and the debentureholders should renegotiate the terms for remuneration of the subsequent period. The Board of Directors will establish the terms and conditions of remuneration for the subsequent period. The Company is committed to acquire the debentures from those debentureholders that disagree with the terms established by the Board of Directors for the following period.

     As approved by the Extraordinary General Meeting on August 16, 2002, OPP PP was merged into the Company (Note 1(c)), including its obligations under 59,185 debentures issued in a single issue, with the following characteristics:

                                       Single series
                                       -------------------------------

 Unit face value                       R$ 10
 Quantity of notes                     59,185
 Issue date                            May 31, 2002
 Final maturity date                   July 31, 2007
 Remuneration                          TJLP variation, plus 5% p.a.

     These debentures are subordinated, and the amortization of the principal and interest will only occur on their maturity date on July 31, 2007. There is no partial or total redemption clause allowing payments before this date.

     These debentures are convertible into shares at any time by the debentureholders, as established in the indenture.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


13   Taxes and Contributions Payable - Long-term Liabilities

     The Company is challenging in the judicial system certain alterations in the tax law and is asserting the right to an Excise Tax (IPI) credit on the purchase of raw materials and the export of its products. Although management, supported by its legal advisors, evaluates that the outcome of these lawsuits will be favorable to the Company, the questioned amounts, which are being conservatively accrued as liabilities and updated for the variation in the SELIC interest rate, are as follows:

     PIS/COFINS - Law 9718/98 (i)                                                                             226,506
     IPI resulting from export premium credit (ii)                                                            137,605
     IPI on purchase of inputs with zero rate (Note 6(i))                                                      48,979
     IPI on consumable materials and property, plant and equipment                                             26,214
     Education allowance, workers' compensation insurance (SAT), and National Institute of
       Social Security (INSS)                                                                                  21,999
    Other                                                                                                      10,109
                                                                                                  -------------------

                                                                                                              471,412
                                                                                                  ===================

(i) This matter refers to cases filed against the Federal Government by the Company and the merged company OPP Quimica, claiming the unconstitutionality of the changes in the form of calculating PIS and COFINS introduced by Law 9718/98 as from February 1999.

     Based on a granted preliminary injunction, subsequently confirmed by sentence of a lower court, the Company is depositing in courts the increases in these contributions derived from said Law. In December 2002, the Company started to collect the PIS according to the new system provided by Law 10637/02.

     On the other hand, the merged company OPP Quimica, based on a preliminary injunction confirmed by sentence of a lower court, was collecting these contributions without considering the effects produced by said Law and, according to a court decision, was not required to make a court deposit. According to the Company's legal advisors, favorable outcomes are possible for these cases.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(ii) The preliminary injunction requested by the merged company OPP Quimica claimed the judicial recognition of the premium credit of IPI, instituted by Decree Law 491/69, as an incentive for the export of products manufactured. In this claim, OPP Quimica obtained a preliminary injunction, partially confirmed by sentence, allowing it to offset federal taxes by using the benefit from the exports from the plants established in the State of Rio Grande do Sul. According to company legal advisors, a favorable outcome is possible on the premium credit and the effects of monetary restatement (expurgation, monetary correction and SELIC rate).


14   Income Tax

(a)  Current income tax

     Results before income tax                                                                         442,212

     Total income tax charges levied at the rate of 25%                                              (110,553)

     Nondeductible expenses, net of untaxed income and other
       adjustments to taxable income                                                                    85,722

     Income tax expenses arising from changes in equity derived
       from the merger of OPP Quimica                                                                 (19,787)
                                                                                              ----------------

     Income tax expense for the five-month period ended May 31, 2003                                  (44,618)
                                                                                              ================

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(b)  Deferred income tax

     In accordance with the pronouncement issued by IBRACON on the accounting for income tax and social contribution, supplemented by CVM Instruction 371/02, the Company has recognized deferred tax assets arising from temporary differences and tax losses, as follows:

     Nondeductible provisions                                       980,818
     Taxes and contributions challenged in courts                   209,310
     Other adjustments                                              (59,143)
     Tax losses (1992 to 2003)                                      684,965
                                                                -----------

     Total                                                        1,815,950
                                                                ===========

     Asset calculated at the rate of 25%                            453,988
     Asset not recorded, based on the Company's projections
       of the offset of tax losses                                 (309,229)
                                                                -----------

     Deferred income tax                                             144,759
                                                                ============

     Management estimates that the deferred taxes relating to tax losses will be realized in up to ten years, considering the portion of the operating results and other results that are not covered by the tax reduction benefit (Note 15(a)). Besides the positive impacts arising from the corporate restructuring in course (Notes 1(c) and (d)), the expectation of generating taxable income is based on projections that are mainly based on price, foreign exchange, interest rate and market growth assumptions and other variables important to the performance of the Company.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------




(c)  Social contribution

     In 1992, court deposits of R$ 42,197 were returned to the Company pursuant to the decision of the 6th Federal Court, which decided in favor of the Company in its suit against the Federal Government relating to the Social Contribution on Income (CSL).

     However, in November 1993 the Federal Government filed a reversal action to revoke this decision. On October 18, 1994, the Federal Court of Appeals for the 1st Region decided the reversal action in favor of the Federal Government by a majority of only one vote. Consequently, in 1996 the Company filed a Special Appeal to the Superior Court of Justice (STJ), and an Extraordinary Appeal to the Federal Supreme Court (STF). The latter was not accepted, and the Company filed a motion for review, which is pending the outcome of the decision by the STJ. According to the Company's lawyers, the Extraordinary Appeal will eventually be accepted and forwarded to the STF.

     On October 20, 1997, based on a majority vote, the Special Appeal was rejected. As a consequence, the Company interposed a Divergence Embargo, which was admitted on March 24, 1998 and not recognized by the STJ on February 20, 2002, since the court accepted a procedural preliminary action brought by the Federal Government in response to the Company's Special Appeal, which hampered any further judgment regarding either the merit or other preliminaries. The decision was published on June 24, 2002. On July 1, 2002, the Company interposed a Declaration Embargo in order to question the various omissions and contradictions observed in this decision. This procedure may revert the result of the trial judgment in the STJ, without affecting the trial judgment of the Extraordinary Appeal by the STF.

     The lawyers who represent the Company, based on prior jurisprudence and on opinions issued by eminent legal counselors, believe that there are very good possibilities of success by the Company.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     Although the discussion is still "sub-judice", the federal tax authorities imposed claims regarding the Social Contribution by issuing tax assessments against the Company, relating to the period from 1990 to 2001, in the amount of approximately R$ 483,000. This procedure was contrary to renowned legal counselors' opinions obtained by the Company, which expressed that an unfavorable decision in this lawsuit will only affect the Company after the decision becomes final. Tax enforcement actions related to the aforementioned tax were also filed. It is important to mention that the Company already obtained a judicial decision determining the cancellation of one of those charges, with the Judiciary recognizing that the procedure adopted by the tax authorities was improper. Based on the opinions of its legal counselors and legal precedents, the Company did not alter its corporate and tax procedures and has not accrued any amount for CSL.

     Should the Federal Government, after a possible decision unfavorable to the Company becomes final, demand payment of the Social Contribution retroactively to the years prior to the date of the publication of the final decision on the reversal action, such action would be contrary to the expert legal opinions, and the exposure relating to the periods from 1990 to 2001, updated based on Brazil's base rate (SELIC) interest rate, excluding the fine for late payment, would be approximately R$ 267,000.

     In all these legal procedures relating to the social contribution on income, Trikem and Polialden are also included.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


15   Tax Incentives and Compulsory Loans

(a)  Corporate income tax

     From calendar-year 2002 to 2011, the Company has the right to reduce by 75% the income tax rate on the profit arising from the sale of basic petrochemical products and utilities. The polyethylene plant of the merged company OPP Quimica in Camacari has a similar benefit.

     The production of caprolactam by the merged company Nitrocarbono and DMT (dimethylterephthalate) already produced by the Company is not covered by these exemptions, but the income tax on the related profits may be reduced by the following percentages as determined by Law 9532/97 (article 3, ss. 2 and ss. 3).

(i)  37.5% from January 1, 1998 to December 31, 2003;
(ii) 25.0% from January 1, 2004 to December 31, 2008; and
(iii) 12.5% from January 1, 2009 to December 31, 2013, and 0% thereafter.

     At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


16   Shareholders' Equity

(a)  Capital

     The authorized capital comprises 2,196,000,000 common shares and 3,904,000,000 preferred shares, of which 3,843,000,000 are preferred "A" shares and 61,000,000 are preferred "B" shares, with no par value.

     At May 31, 2003, paid-up capital comprises 1,226,091,148 common shares and 2,172,289,774, preferred shares, of which 2,160,832,034 are preferred "A" shares and 11,457,740 are preferred "B" shares.

     Preferred shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only the preferred "A" shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. The preferred "A" shares also have equal rights with the common shares to receive distributions of shares arising from the capitalization of other reserves. The preferred "B" shares, subsequent to the expiration of the period of non-transferability as foreseen in special legislation, may be converted into preferred "A" shares at any time, at the ratio of two preferred "B" shares for one preferred "A" share.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     Shares paid up through the Northeast Investment Fund (FINOR) tax incentives (preferred "B" shares) do not have preferential rights in the event of new share subscriptions.

     In the event of dissolution of the Company, the preferred "A" and "B" shares have priority to capital reimbursement.

     All shareholders are assured of an annual dividend of not less than 25% of net income each year, calculated in accordance with Brazilian Corporate Law.

     As described in the Memoranda of Understanding for Shareholders' Agreements signed by (i) Odebrecht Quimica S.A., Petroquimica da Bahia S.A., Fundacao PETROBRAS de Seguridade Social - PETROS, and Previ - Caixa de Previdencia dos Funcionarios do Banco do Brasil and (ii) Odebrecht Quimica S.A., Petroquimica da Bahia S.A. and Petrobras Quimica S.A. - Petroquisa, on July 20 and July 3, 2001, respectively, the Company must distribute dividends in a percentage not less than 50% of available net income of each year, as long as remaining reserves are sufficient to maintain efficient operations and development of the Company's business.

     According to the terms agreed in the Private Instrument of Re-Ratification of a Private Deed of Issue of Non-convertible Debentures with Floating Guarantee of the Tenth Issue and in the Export Prepayment Credit Agreement, the payment of dividends, interest on own capital or any other participation in profits is limited to at most 50% of net income for the year or 6% of the unit value of the preferred "A" and "B" shares, whichever is higher.

     In accordance with the Company's statutes, the Company may pay interest on its own capital to its shareholders, within the terms of Article 9, paragraph 7, of Law 9249/1995. Interest, when paid or credited, will be considered as part of the priority dividend on preferred shares as well as part of the minimum dividend requirement.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     The Annual and Extraordinary General Meetings held on April 29, 2003, approved the increase in the Company's capital, without the issue of new shares, by capitalizing the Monetary Restatement Reserve, in the amount of R$ 2,331.

     Of the income tax recorded by the Company for the five-month period ended May 31, 2003, R$ 24,194 are covered by the tax exemption and were recorded in the "Capital reserve" account.

(b)  Shares held in treasury

     At May 31, 2003, the Company holds in treasury 53,008 thousand class "A" preferred shares at the total cost of R$ 17,282. The market value of these shares, based on the average BOVESPA trading quotation at May 31, 2003, is R$ 19,083.


17   Contingencies

(a)  Employees' Collective Agreement - Clause 4

     In September 2001, the Second Panel of Judges of the Supreme Court (STF) considered valid the Extraordinary Appeal filed by the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the State of Bahia (SINDIQUIMICA), against the Syndicate of Petrochemical and Synthetic Resins Manufacturers of the State of Bahia (SINPEQ), of which the Company is a member, in a lawsuit regarding the validity of Clause 4 of the Employees' Collective Agreement, signed by the parties, in light of the specific economic policy law included in the Collor Plan in 1990. Clause 4 determined that the salaries of the employees be readjusted by 90% of the Consumer Price Index (IPC) each month.

     By a 3-2 majority of votes, the Second Panel of Judges ruled that the Collective Agreement should prevail over the economic policy law. After this decision was published in April 2002, both the labor union and the industry association appealed the decision. This is an isolated decision that is contrary to the understanding of several other decisions that the Collective Agreement should not prevail over the economic policy law.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     On December 11, 2002, upon review of the appeals of the prior decision, the Second Panel of the STF reestablished the understanding that the private collective agreement cannot overrule a law, especially an economic policy law, which is a standard of public order. This decision was published on March 21, 2003, and SINDIQUIMICA filed a new appeal requesting clarification of the decision. The publication of that decision is pending, which is not definitive and does not express an opinion on the amounts involved in the lawsuit. Management, based on the opinion of its legal advisors, believes in a favorable outcome for the Company's lawsuits, and therefore did not provide any amount relating to it.

     Trikem and Polialden are also members of SINPEQ and are part of this legal proceeding.

(b)  Other Company litigation

     The Company is defending claims for indemnities for material or moral damages, which are pending court decision. The main issue involves the claim of preferred shareholders' rights, which was not favorable to the Company. The Company filed a Rescissory Action to overturn such decision, and the Company obtained an advance decision suspending the settlement of the judgment until a final decision of the Rescissory Action is issued.

     Furthermore, the Company is part of a series of claims filed by employees, which, based on the opinion of management and its internal legal advisors, supported by recent opinions of its external legal advisors, will be judged in favor of the Company. For this reason, no provisions were recorded.

     The Company is a defendant is in various labor lawsuits. The Company set up a provision for claims with probable loss, in the amount of R$ 7,934. No provision was recorded for those claims that, in the opinion of the Company's external legal advisors, will be judged in favor of the Company.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


18   Insurance Coverage

     It is the Company's policy to maintain "all risks" insurance coverage, with loss limits considered to be sufficient to cover possible damages, taking into account the nature of its activities and the advice of its insurance consultants. At May 31, 2003, insurance coverage for inventories, property, plant and equipment and loss of profits of the Company amounts to R$ 7,924,892.


19   Financial Instruments

     The Company engages in transactions involving financial instruments to manage the financial requirements of its operations, to supplement cash flow requirements, to guarantee the supply of raw materials and to maintain its U.S. dollar denominated debt compatible with the balance of payments. Risk management is carried out by adopting financial market mechanisms which reduce the exposure of the Company's assets and liabilities, protecting its equity.

     The net book values of the financial assets and liabilities of the Company at May 31, 2003, are equivalent to their approximate market values. The main financial instruments are comprised of the following accounts:

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(a)  Investments

     The market values of the investments in COPESUL, Trikem, Polialden, Politeno, and PETROFLEX, the shares of which are traded in the stock exchange, were estimated based on the final market quotations on the Sao Paulo Stock Exchange, where most of the shares are traded. This estimate does not necessarily reflect the realizable value of a representative lot of shares.

     At May 31, 2003, the market value of these shares held by the Company and its subsidiaries is R$ 475,534.

(b)  Derivatives

     Since the Company operates in the international market, where it obtains funding for its operations and investments, it is exposed to market risks related to variations of foreign currency exchange rates and international interest rates.

     Because of the current economic situation and to meet the requirements set forth in funding contracts, the Company adopts the following methodology: maintain coverage of principal and interest settlements (consolidated) maturing within the next 12 months for, at least, (i) 60% of the total debt in U.S. dollars related to exports (trade finance), excluding Advances on Currency Contracts (ACCs) with remaining maturity of up to 6 months and Advance on Export Contracts (ACEs); and (ii) 75% of the total debt in U.S. dollars unrelated to exports (non-trade finance). Compliance with this methodology varies according to market conditions and credit and cash availability.

     The Company uses various kinds of currency risk management tools, some of them involving available cash. The most common instruments using available cash adopted by the Company involve foreign currency cash investments (certificates of deposit, international funds, time deposits and overnight funds) and options (Put and Call). The foreign currency derivative instruments not requiring cash include swap contracts (exchange of U.S. dollar variation for CDI) and forward contracts.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


     At May 31, 2003, the Company had swap, forward and option contracts for foreign currency and interest, with a total notional amount of US$ 176,376, falling due between July 18, 2003 and June 1, 2004. These instruments are intended to reduce the impacts of an eventual devaluation of the Brazilian real and an increase in international interest rates on U.S. dollar liabilities. At May 31, 2003, the market value of these contracts is negative by R$ 24,857.


20   American Depositary Receipt (ADR) Program

     On October 20, 1998, the Company obtained a Level II registration with the Securities and Exchange Commission (SEC) and, on December 21, 1998, started trading American Depositary Receipts (ADRs) on the New York Stock Exchange
     (NYSE), as follows:

     o    Type of shares: preferred class "A".
     o    Each ADR represents 50 (fifty) preferred "A" shares.
     o The shares are negotiated as ADRs under the ticker symbol "BAK" at the NYSE.
     o    Depositary Bank overseas: Citibank N.A. - New York branch.
     o    Custodian Bank in Brazil: Banco Itau S.A.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


21   Private Pension Plans

(a)  ODEPREV - Odebrecht Previdencia

     The merged company OPP Quimica is a sponsor of ODEPREV - Odebrecht Previdencia, a closed private pension entity, set up by Odebrecht S.A. ODEPREV offers its participants, members of the sponsoring companies, the following:

     o Standard Plan, under which life and permanent disability coverage is totally assumed by an insurance company while the premium is paid by the respective sponsoring company.

     o Optional Plan - a defined contribution plan in which monthly and periodic participant contributions and annual and monthly sponsor contributions are made to individual pension savings accounts.

     The Board of Trustees of ODEPREV defines each year in advance the plan's cost and the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits defined in the Optional Plan, the actuarial liability of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined contribution plan, ODEPREV will not be able to require any obligation nor responsibility of the sponsoring company to assure minimum levels of benefits to the participants who retire. The consolidated contribution for the five-month period ended May 31, 2003 was R$ 81.

     On January 8, 2001, the Federal Government issued Decree 3721, which increases the minimum age for complementary retirement plans on a gradual basis until 2020. The main effect of this change is to alter the timing of the payment of benefits to participants in the Optional Plan.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(b)  Fundacao PETROBRAS de Seguridade Social - PETROS

     The Company sponsors a defined benefit plan for its employees, which is managed by the Fundacao PETROBRAS de Seguridade Social ("PETROS"). Its main objectives are to complement retirement benefits provided by the government and to implement social assistance programs supported by the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on their employees' remuneration.

     On March 6, 2002, the Board of Directors authorized the signature of the Beneficiaries Segregation Agreement among the Company, PETROS and the other co-sponsors of the PETROS plan. The segregation of beneficiaries of the PETROS Plan, approved by the Board of Trustees and the Board of Directors of PETROBRAS, was based on the net asset position of PETROS as of April 30, 2001. PETROBRAS employees represent approximately 90% of the beneficiaries of the funds managed by PETROS. The net asset position determined on that date was divided among the sponsors in proportion to the mathematical reserves calculated by the independent actuaries STEA - Servicos Tecnicos de Estatistica e Atuaria Ltda., for each sponsor. As from May 1, 2001 the accounting records have been kept individually by sponsor. For this purpose, the funds under management were transformed into quotas of R$ 1.00 each, which change in accordance with new contributions or benefit payments for each sponsor's beneficiaries and share in the results of the overall investment program. The contributions for the five-month period ended May 31, 2003, totaled R$ 1,779.

     In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for benefits to employees", the pension plan sponsored by the Company was recently evaluated. This actuarial valuation indicated that the current value of liabilities exceeds the fair value of the plan assets by an amount close to the difference in December, R$ 43,766.

     Braskem S.A.

     Notes to the Financial Statements
     at May 31, 2003
     All amounts in thousands of reais unless otherwise indicated
     ---------------------------------------------------------------------------


(c)  PREVINOR - Associacao de Previdencia Privada

     The merged company Nitrocarbono has a benefit plan for its employees, which is managed by PREVINOR - Associacao de Previdencia Privada ("PREVINOR").

     Its main objective is to complement the benefits guaranteed and granted by Social Security. To meet its objectives, PREVINOR receives monthly contributions of sponsors and participants, calculated based on the employees' monthly remuneration. For the five-month period ended May 31, 2003, the contributions totaled R$ 383.


22   Commitments for the Sale of Raw Material

     At May 31, 2003, the Company had contractual commitments to sell raw material in the form of contracted demand. Based on these contracts, with automatic renewal, and the average purchase prices for the raw materials in May 2003, these contractual commitments, for the next five years, are estimated at R$ 16,778,658, as follows:


Year                                          Tons                     R$
                             ---------------------  ---------------------

2003                                     1,233,867              1,939,766
2004                                     2,070,200              3,745,791
2005                                     2,064,300              3,735,051
2006                                     2,066,600              3,738,970
2007                                     2,003,500              3,619,080
                             ---------------------  ---------------------

                                         9,438,467             16,778,658
                             =====================  =====================


                                      * * *